VIA ELECTRONIC TRANSMISSION

May 26, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BANRO CORPORATION
Revised Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA0668008067

	CUSIP:	066800806

2	Date Fixed for the Meeting:	June 30, 2017

3	Record Date for Notice:	May 30, 2017

4	Record Date for Voting:	May 30, 2017

5	Beneficial Ownership Determination Date:	May 30, 2017

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com

200 University Ave., Suite 300, Toronto, Ontario, M5H 4H1	www.tsxtrust.com